 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated June 18, 2018, announcing that the Company received several transparency notifications following the capital increase dated June 12, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 18, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION

(article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 18 June 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") received several transparency notifications of passive crossings of a threshold following the capital increase dated 12 June 2018.

2.	Content of the notification

VICTRIX NV

The notification dated 14 June 2018 contains the following information:

•	Reason for the notification:
Passive crossing of a threshold

•	Notification by:
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
Victrix NV, De Merodelei 1, 2600 Berchem
Ms Virginie Saverys

•	Transaction date:
12 June 2018

•	Threshold that is crossed:
5%

•	Denominator:
220,024,713

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Victrix NV	7,770,845	7,770,845		3.53%
Virginie Saverys	1,576,548	1,576,548		0.72%
Subtotal	9,347,393	9,347,393		4.25%
	TOTAL	9,347,393	0	4.25%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	9,347,393	4.25%

•	Full chain of controlled undertaking through which the holding is effectively held:
Both Victrix and Ms. Saverys personally hold a stake in Euronav NV. Ms. Virginie Saverys holds 100% of the economic rights and voting rights of Victrix NV.

Châteauban SA

The notification dated 14 June 2018 contains the following information:

•	Reason for the notification:
Passive crossing of a threshold

•	Notification by:
A person that notifies alone

•	Persons subject to the notification requirement:
Châteauban SA, 3-7 rue Schiller, L-2519 Luxembourg, Luxembourg

•	Transaction date:
12 June 2018

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

•	Threshold that is crossed:
10%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Châteauban SA	15,921,400	18,462,007		8.39%
	TOTAL	18,462,007	0	8.39%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	18,462,007	8.39%

M&G Investment Management Limited

The notification dated 15 June 2018 contains the following information:

•	Reason for the notification:
Passive crossing of a threshold
Downward crossing of the lowest threshold

•	Notification by:
A parent undertaking or a controlling person

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

•	Persons subject to the notification requirement:
Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England

•	Transaction date:
12 June 2018

•	Threshold that is crossed:
5%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Prudential plc
M&G Investment Management Ltd
TOTAL

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

TOTAL

TOTAL (A & B)	# of voting rights	% of voting rights

•	Full chain of controlled undertaking through which the holding is effectively held:
Prudential plc (parent holding company) is not controlled.
M&G Group Limited (wholly owned subsidiary of Prudential plc).
M&G Limited (wholly owned subsidiary of M&G Group Limited).
M&G Investment Management Limited (wholly owned subsidiary of M&G Ltd).

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

Wellington Management Group LLP

The notification dated 15 June 2018 contains the following information:

•	Reason for the notification:
Passive crossing of a threshold
Downward crossing of the lowest threshold

•	Notification by:
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
Wellington Management Group LLP, 280 Congress Street, Boston, MA 02210

•	Transaction date:
12 June 2018

•	Threshold that is crossed:
5%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Wellington Management Group LLP	0	0		0.00%
Wellington Management Company LLP	7 782 597	7 073 353		3.21%
Wellington Management International Ltd	254 405	603 578		0.27%
Subtotal	8 037 002	7 676 931		3.49%
	TOTAL	7 676 931		3.49%

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

TOTAL

TOTAL (A & B)	# of voting rights	% of voting rights
	7 676 931	3.49%

•	Full chain of controlled undertakings through which the holding is effectively held:
Wellington Management Company LLP is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.
Wellington Management International Ltd, is a direct controlled undertaking of Wellington Management Global Holdings, Ltd, which, in turn, is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP, which, in turn, is a direct controlled undertaking of Welling Group Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.

Saverco NV

The notification dated 18 June 2018 contains the following information:

•	Reason for the notification:
Passive crossing of a threshold

•	Notification by:
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
Saverco NV, De Gerlachekaai 20, 2000 Antwerpen
De heer Marc Saverys, Kwadenplasstraat 12, 9070 Destelbergen
CMB NV, De Gerlachekaai 20, 2000 Antwerpen

•	Transaction date:
12 June 2018

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

•	Threshold that is crossed:
10%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Saverco NV	13 202 643	13 202 643		6.00%
Marc Saverys	1 897 357	1 897 357		0.86%
CMB NV	1 000 000	1 000 000		0.45%
Subtotal	16 100 000	16 100 000		7.32%
	TOTAL	16 100 000		7.32%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

TOTAL

TOTAL (A & B)	# of voting rights	% of voting rights
	16 100 000	7.32%

•	Full chain of controlled undertakings through which the holding is effectively held:
CMB NV holds a participation of 0.45% in Euronav and is in turn held by Saverco NV for 97.32%. Saverco NV, which holds a participation of 6% in Euronav, is in turn held by Mr. Marc Saverys for 99.56%. Mr. Saverys holds privately a participation of 0.86% in Euronav.

3.	Miscellaneous

This press release is available on the Company's website in the investor relations section: https://www.euronav.com/en/investors/company-news-reports/press-releases/2018/.

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information
Monday 18 June 2018 – 5.45 p.m. CET

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of second quarter 2018 results: Thursday, 9 August 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCC, 43 VLCCs, 27 Suezmaxes (two under construction), 2 Panamaxes and 2 FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.